Exhibit 99.2

APHRIA ANNOUNCES PROMOTION OF JAKOB RIPSHTEIN TO PRESIDENT

Leamington, Ontario - November 2, 2018 - Aphria Inc. (“Aphria” or the “Company”) (TSX: APHA and NYSE: APHA) announced the promotion of Jakob Ripshtein to President of the Company, effective today. As President, Ripshtein will continue to report to the Chief Executive Officer and have responsibility for the Company’s operating units worldwide.

Mr. Ripshtein’s decades of experience in regulated industries has helped move the Company forward, with a focus on growth and innovation. Since joining Aphria as Chief Commercial Officer in May, Jakob has played a critical role in the Company’s strategic planning in commercial business, sales and marketing.

“Jakob’s leadership has been instrumental in guiding Aphria through several acquisitions and investments, product innovation, and the Company’s global expansion into Latin America and Europe,” said Vic Neufeld, Chief Executive Officer of Aphria. “As we enter this new era of legalization, both medicinal and adult-use in Canada and around the world, Jakob’s strategic thinking, strong business acumen and relationship building skills will continue to be a tremendous asset in this new role. Further, his experience in the United States will greatly assist the Aphria team as we continue to evaluate various opportunities.”

“We’re fortunate that Aphria has strong bench strength when it comes to leadership, and we will continue to add to it. Our team will ensure each market has strong operations and that the Company continues to produce quality and innovative products,” added Mr. Neufeld.

Prior to joining Aphria, Mr. Ripshtein served as Chief Financial Officer of Diageo North America. In his 10 years with Diageo, he also served as President of Diageo Canada and held a variety of Finance and Commercial roles in Canada, the United States and England. While serving as President of Diageo Canada, Mr. Ripshtein managed Diageo Canada’s overall operations and resources and strove to continually improve Diageo’s relationships with its critical stakeholders - brokers, Provincial Liquor Regulators, and Provincial and Federal authorities. Prior to Diageo, he oversaw business, sales and tax functions in the Canadian spirits, pharmaceutical and financial sectors.

We Have A Good Thing Growing About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario - the greenhouse capital of Canada - Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Tamara Macgregor

Vice President, Communications, Aphria

tamara.macgregor@aphria.com

437-343-4000

For investor inquiries please contact: John Sadler

Vice President, Investor Relations

john.sadler@aphria.com

416-315-0600

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward- looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.